SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

SPECTRUM GROUP INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

84763M102

(CUSIP NUMBER)

Jeffrey D. Benjamin

c/o Spectrum Group International, Inc.

1063 McGaw

Irvine, CA 92614

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 84763M102	13D

1	NAME OF REPORTING PERSONS Jeffrey D. Benjamin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,945,764
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,945,764
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,945,764
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Spectrum Group International, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1063 McGaw, Suite 250, Irvine, CA 92614.

Item 2.	Identity and Background

(a)        This Statement is being filed by Jeffrey D. Benjamin (the “Reporting Person”).

(b)        The address of the Reporting Person is c/o Spectrum Group International, Inc., 1063 McGaw, Irvine, CA 92614.

(c)        The Reporting Person is a Senior Advisor to Cyrus Capital Partners, L.P., located at 399 Park Ave, New York, NY 10022.

(d)-(e)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds

The acquisition cost of the 2,945,764 shares of Common Stock owned by the Reporting Person was $6,151,464, the source of which was personal funds.

Item 4.	Purpose of the Transaction

The securities of the Issuer acquired by the Reporting Person were acquired for investment purposes. Depending upon market conditions and other factors that the Reporting Person may deem material to his investment decision, the Reporting Person may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him at any time. The Reporting Person may from time to time review or reconsider his position with respect to the Issuer or formulate plans or proposals with respect to any matter referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, but has no present intention of doing so. The Reporting Person is a director of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a), (b) The Reporting Person has the sole power to vote and dispose of 2,945,764 shares of Common Stock, which represents 9.6% of the shares of Common Stock issued and outstanding.1

(c)   On September 25, 2012, the Reporting Person acquired 1,738,000 shares of Common Stock in a rights offering of the Issuer at a subscription price of $1.90 per share.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person holds restricted stock units, settleable in 19,792 shares of Common Stock, which, if not earlier forfeited, will vest on June 30, 2013.

Item 7.	Material to be Filed as Exhibits

None.

1 Based on 30,628,991 shares of the Common Stock reported outstanding as of September 27, 2012 in the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2012.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 5, 2012

/s/ Jeffrey Benjamin
Jeffrey Benjamin